UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 2022

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Closing of 2027 Convertible Notes Offering

On August 17, 2022 (the “Issue Date”), Maxeon Solar Technologies, Ltd. (the “Company”) completed its previously announced sale of US$207,000,000 in aggregate principal amount of 7.5% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”), at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. The 2027 Notes were issued pursuant to an indenture (the “Indenture”) dated August 17, 2022, among the Company, the Guarantors (as defined below), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”) (the issuance of the 2027 Notes, the “Issuance”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Investor is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”), a current shareholder of the Company with shared voting and dispositive power over 24.1% of the shares of the Company as of July 3, 2022.

Indenture

A description of the material terms of the Indenture, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, follows:

Interest

Interest on the 2027 Notes will be paid semi-annually at a rate per annum equal to 7.5% on February 17 and August 17 of each year, commencing on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or by issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii).

Maturity

The 2027 Notes will mature on August 17, 2027, unless earlier repurchased, redeemed or converted.

Guarantees

Payment of principal of, interest on, and any other amount payable to the holders of the 2027 Notes (the “Holders”) are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company as set forth in the Indenture (collectively, the “Guarantors”). Pursuant to the terms of the Indenture, SunPower Systems Sarl and SunPower Malaysia Manufacturing Sdn. Bhd., both subsidiaries of the Company incorporated under the laws of Switzerland and Malaysia respectively, shall accede to the Indenture as Guarantors after the Issue Date, within the respective timeframes and subject to the conditions as set forth in the Indenture.

Collateral

The obligations of the Company and the Guarantors under the 2027 Notes are secured by a lien on the Collateral (as defined in the Indenture), subject to Permitted Liens (as defined in the Indenture) and perfection in accordance with the terms of the Indenture and the Security Documents (as defined in the Indenture). The Security Documents which have been executed and delivered on the Issue Date (collectively, the “Issue Date Security Documents”) include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong and Bermuda, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda and the Cayman Islands. The Security Documents also include certain Post-Closing Security Documents (as defined in the Indenture) which are required to be entered into within the respective timeframes and subject to the conditions as set forth in Schedule 1.01 of the Indenture, including but not limited to, (1) pledges of the shares of certain subsidiaries incorporated under the laws of France, Switzerland, Malaysia, the People’s Republic of China and the Cayman Islands, (2) local law patent security documents to be entered into by the Company’s Singapore subsidiary, Maxeon Solar Pte. Ltd., in respect of its patents registered in the People’s Republic of China, the United Kingdom, France, the European Union Intellectual Property Office, Australia, Korea, Japan, Germany, Italy, Spain and the European Patent Office, (3) an account pledge to be granted by the Company’s Swiss subsidiary, SunPower Systems Sarl, (4) an all-asset omnibus security agreement to be granted by the Company’s Cayman Islands subsidiary, SunPower Philippines Manufacturing Ltd, in respect of, among others, bank accounts and certain shares in SPML Land, Inc (subject to certain exceptions) and (5) an all-asset debenture over the assets of the Company’s Malaysian subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd. and a charge over a certain plot of land in Malaysia to be granted by such subsidiary.

Conversion

Each Holder may, at its option, convert its 2027 Notes, from and after August 17, 2022 until the fifth scheduled trading day immediately preceding August 17, 2027, in accordance with the terms and conditions of the Indenture. The 2027 Notes may be converted in part, but only in authorized denominations of a principal amount equal to $1,000 or any integral multiple of $1.00 in excess thereof (an “Authorized Denomination”).

Upon the conversion of any 2027 Note, the Company shall have the option to settle such conversion by paying or delivering, as applicable and as provided in the Indenture, either (x) newly issued Shares, together, if applicable, with cash only in lieu of fractional shares as provided in the Indenture (a “Physical Settlement”); (y) solely cash (a “Cash Settlement”); or (z) a combination of cash and Shares (a “Combination Settlement”). The conversion rate will initially be 43.2301 Shares per $1,000 principal amount of 2027 Notes (equivalent to an initial conversion price as of the Closing Date of US$23.13 per Share (the “Conversion Price”)), subject to adjustments under certain circumstances as set forth in the Indenture (the “Conversion Rate”). Subject to the terms and conditions in the Indenture, the type and amount of consideration due in respect of each $1,000 principal amount of a 2027 Note to be converted will be as follows:

(1)	if Physical Settlement applies to such conversion, a number of Shares equal to the Conversion Rate in effect on the conversion date for such conversion;

(2)

if Cash Settlement applies to such conversion, cash in an amount equal to the sum of the Daily Conversion Values (as defined in the Indenture), for each VWAP Trading Day (as defined in the Indenture) in the Observation Period (as defined in the Indenture) for such conversion; and

(3)

if Combination Settlement applies to such conversion, consideration consisting of (a) the number of Shares equal to the sum of the Daily Share Amounts (as defined in the Indenture) for each VWAP Trading Day in the Observation Period for such conversion and (b) an amount of cash equal to the sum of the Daily Cash Amounts (as defined in the Indenture) for each VWAP Trading Day in such Observation Period.

In addition, if a Fundamental Change (as defined in the Indenture), a Provisional Redemption (as defined below) or a Tax Redemption (as defined below) (each, a “Make-Whole Event”) occurs on or after the Closing Date and the conversion date for the conversion of a 2027 Note occurs during the related Make-Whole Event Conversion Period (as defined in the Indenture), the Conversion Rate applicable to such conversion will be increased by the number of Shares set forth in the Make-Whole Table in the Indenture.

In the event all of the 2027 Notes were to be fully converted into Shares by the Investor on the basis of the Conversion Price in effect as of the Issue Date and in accordance with the terms and conditions of the Indenture, the Investor would hold approximately 36.8% of the outstanding shares of the Company (inclusive of its existing 24.1% ownership). This potential increase in the Investor’s ownership of the Company’s shares would not result in a change to the Investor’s existing governance rights under the terms of the shareholders agreement dated August 26, 2020 (the “Shareholders Agreement”) entered into by and among the Investor, the Company and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS.

Repurchase and Redemption

The Company may redeem the 2027 Notes (a) on or after August 17, 2024, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice (a “Provisional Redemption”); and (b) at any time upon the occurrence of certain changes in relevant tax laws (a “Tax Redemption”), in each case at a redemption price equal to 100% of the principal amount of the 2027 Notes plus accrued and unpaid interest, in accordance with the terms and conditions of the Indenture.

If the Company undergoes a Fundamental Change, subject to certain conditions and except as set forth in the Indenture, each Holder will have the right to require the Company to repurchase such Holder’s 2027 Notes (or any portion thereof in an Authorized Denomination) at a cash repurchase price equal to 100% of the principal amount of the 2027 Notes to be repurchased, plus accrued and unpaid interest on such 2027 Note to, but excluding the Fundamental Change repurchase date.

Covenants

The Indenture contains certain covenants which, among other things, restrict the Company’s and the Restricted Subsidiaries’ (as defined in the Indenture) ability to incur indebtedness, incur liens, sell or otherwise dispose of assets, make investments in subsidiaries of the Company that are not Guarantors and make restricted payments, in each case subject to exceptions as set forth in the Indenture.

Events of Default

The Indenture includes customary events of default including, but not limited to, the following with respect to the 2027 Notes, which may result in the acceleration of the maturity of the 2027 Notes:

(1) a default in the payment when due of the principal of, or the redemption price or Fundamental Change repurchase price for, any 2027 Note;

(2) a default in the payment when due of interest on any 2027 Note and the default continues for a period of 30 days;

(3) a default in the Company’s obligation to convert a 2027 Note in accordance with the Indenture upon the exercise of the conversion right with respect thereto and such default is not cured within 2 business days;

(4) a default in any of the Company’s obligations or agreements under the Indenture Documents (as defined in the Indenture), other than a default set forth in (1) and (2) above, where such default is not cured or waived within 30 days after receipt of certain notice by the Company;

(5) a default by the Company, any Guarantor or any of their respective Significant Subsidiaries (as defined in the Indenture) with respect to indebtedness for money borrowed of greater than $25,000,000 (or its foreign currency equivalent) in the aggregate of the Company, any Guarantor or any of their respective Significant Subsidiaries;

(6) one or more final judgments being rendered against the Company, any Guarantor or any of their respective subsidiaries for the payment of at least $25,000,000 (or its foreign currency equivalent) in the aggregate (excluding any amount covered by insurance), where such judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced or (ii) the date on which all rights to appeal have been extinguished;

(7) if the Company, any Guarantor or any of their respective Significant Subsidiaries, pursuant to or within the meaning of any bankruptcy law, among others, either commences a voluntary case or proceeding, consents to the entry of an order for relief against it in an involuntary case or proceeding, consents to the appointment of a custodian, makes a general assignment for the benefit of its creditors or generally is not paying its debts as they become due; and

(8) a court of competent jurisdiction enters an order or decree under any bankruptcy law and such order or decree against the Company, any Guarantor or any of their respective Significant Subsidiaries, and such order or decree remains unstayed and in effect for at least 60 days.

Upon the occurrence of an event of default set forth in (7) or (8) in the preceding paragraph with respect to the Company (and not solely with respect to a Significant Subsidiary of the Company), the principal amount of, and all accrued and unpaid interest on, all of the 2027 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any of the other event of defaults described above and in the Indenture occurs and is continuing, the Trustee, by notice to the Company, or Holders of at least 25% of the aggregate principal amount of the 2027 Notes then outstanding, by notice to the Company, the Trustee and the Collateral Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2027 Notes then outstanding to become due and payable immediately.

In connection with the Issuance, the Company received net proceeds, after deducting the original issue discount, of $200,790,000. A description of the use of proceeds from the 2027 Notes is set forth in the Company’s Form 6-K (File No. 001-39368) submitted with the Securities and Exchange Commission (the “Commission”) on August 12, 2022 and is deemed incorporated herein by reference.

Registration Rights Agreement

On August 17, 2022, in connection with the issuance of the 2027 Notes, the Company entered into a registration rights agreement with the Investor (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission no later than 90 days from the date of the Registration Rights Agreement, a shelf registration statement for the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement), which includes the ordinary shares issuable upon conversion or payment of the 2027 Notes (including PIK Notes, if any) (the “Shelf Registration Statement”). Pursuant to the Registration Rights Agreement, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective in order to permit the sales of all of the Registrable Securities on any day after such Shelf Registration Statement has been declared effective by the Commission, for so long as the securities registered under the Shelf Registration Statement continue to constitute Registrable Securities under the Registration Rights Agreement. If such Shelf Registration Statement ceases to be effective, the Company shall promptly notify each Holder and shall file with the Commission another shelf registration statement within 20 business days, in accordance with the terms and conditions of the Registration Rights Agreement. The Company will generally pay all expenses incurred in connection with the Shelf Registration Statement, except for any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Registrable Securities. The Registration Rights Agreement also provides for customary indemnification obligations of both the Company and the Investor in connection with any registration statement.

The foregoing description is only a summary and is qualified in its entirety by reference to the Indenture and the Registration Rights Agreement that are attached to this Form 6-K as exhibits and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1†	Indenture dated August 17, 2022, by and among the Company, the Guarantors, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited

99.2	Form of 2027 Note, representing the Company’s 7.5% first lien senior secured convertible notes due 2027 (included as Exhibit A to the Indenture filed as Exhibit 99.1)

99.3	Registration Rights Agreement dated August 17, 2022, by and among the Company and Zhonghuan Singapore Investment and Development Pte. Ltd.

†

Portions of this exhibit have been redacted pursuant to Item 4(a) under Instructions as to Exhibits in Form 20-F and Item 601(b)(10)(iv) of Regulation S-K because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: August 17, 2022	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer